                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

    For the month of November, 2004            Commission File No.: 333-14072

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

       Luscar Coal Ltd.                              Luscar Energy Partnership
       1600 Oxford Tower
      10235 - 101 Street                                 1133 Yonge Street
       Edmonton, Alberta                                  Toronto, Ontario
        Canada T5J 3G1                                    Canada, M4T 2Y7
           (Address of each registrant's principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-_______.

1.1   The Registrants' interim report for the third quarter 2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2   Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3   Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2   Sworn Written Statement of Luscar Energy Partnership Chief Executive
Officer

3.3   Sworn Written Statement of Luscar Energy Partnership Chief Financial
Officer

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LUSCAR COAL LTD.

Date: November 2, 2004            By /s/ Garnet Clark
                                     -----------------------------------
                                  Name:  Garnet Clark
                                  Title: Vice-President, Finance

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LUSCAR ENERGY PARTNERSHIP

Date: November 2, 2004            By /s/ Dennis Maschmeyer
                                     ------------------------------------
                                  Name:  Dennis Maschmeyer
                                  Title: Chief Executive Officer

                                  Exhibit Index

1.1   The Registrants' interim report for the third quarter 2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2   Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3   Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2   Sworn Written Statement of Luscar Energy Partnership Chief Executive
      Officer

3.3   Sworn Written Statement of Luscar Energy Partnership Chief Financial
      Officer